NO ACT

RE
12-15-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14008448

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 23 2014

Washington, DC 20549

December 23, 2014

Janet O. Love
Illinois Tool Works Inc.
jlove@itw.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-23-14

Re: Illinois Tool Works Inc.
Incoming letter dated December 15, 2014

Dear Ms. Love:

This is in response to your letter dated December 15, 2014 concerning the shareholder proposal submitted to ITW by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

December 23, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Illinois Tool Works Inc.
Incoming letter dated December 15, 2014

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 20% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that ITW may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by ITW to amend ITW's charter to permit holders of 25% of ITW's outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by ITW directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if ITW omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Evan S. Jacobson
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Illinois Tool Works Inc.
Corporate Headquarters
3600 West Lake Avenue
Glenview, IL 60026-1215
Telephone 847.724.7500

ITW

December 15, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
(via e-mail: shareholderproposals@sec.gov)

**Re: Illinois Tool Works Inc.**
***Commission File No. 001-04797***

Ladies and Gentlemen:

This letter is to inform you that Illinois Tool Works Inc. ("ITW" or the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, its "2015 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Mr. William Steiner (the "Proponent"). A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached hereto as *Exhibit A*. A copy of the correspondence from ITW to the Proponent is attached hereto as *Exhibit B*.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") and Rule 14a-8(j), this letter and its exhibits are being delivered to the Commission via e-mail to shareholderproposals@sec.gov no later than eighty (80) calendar days before the date the Company expects to file its definitive 2015 Proxy Materials with the Commission. Pursuant to Rule 14a-8(j), the Company is concurrently sending copies of this correspondence to the Proponent in care of Mr. John Chevedden as requested by the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company in care of the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states in relevant part:

"Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareholder meeting. This proposal does not impact our board's current power to call a special meeting."

## BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in its 2015 Proxy Materials.

## ANALYSIS

At present, neither the Company's Amended and Restated Certificate of Incorporation ("Company Charter") nor its By-Laws permit the Company's stockholders to call a special meeting of stockholders. The Company's board of directors has approved submitting a Company proposal at its 2015 Annual Meeting of Stockholders requesting that the Company's stockholders approve an amendment to the Company Charter to permit holders of 25% of the Company's outstanding common stock to call a special meeting of stockholders (the "Company Proposal"). If the Company Proposal is approved by the stockholders, the Company will make a conforming amendment to its by-laws.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the company's proposal need not be identical in scope or focus for the exclusion to be available." Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no action relief where a shareholder proposal for a special meeting right contains an ownership threshold that differs from a company proposal for a special meeting right. *See, e.g., Deere & Company* (Oct. 31, 2014) (shareholder proposal to adopt a 20% special meeting right conflicted with company proposal to adopt a 25% special meeting right); *United Natural Foods, Inc.* (Sept. 10, 2014) (shareholder proposal at 15% vs. company proposal at 25%); *Dover Corp.* (Dec. 5, 2013) (shareholder proposal at 10% vs. company proposal at 25%); *Cummins Inc.* (Feb. 17, 2012) (shareholder proposal at 10% vs. company proposal at 25%); *Danaher Corporation* (Jan. 21, 2011) (shareholder proposal at 10% vs. company proposal at 25%); and *Honeywell International Inc.* (Jan. 4, 2010) (shareholder proposal at 10% vs. company proposal at 20%).

The facts of the present case are substantially identical to the facts in the aforementioned no action letters. Specifically, the Proposal requests our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call special shareholder meetings, while the Company Proposal seeks approval of an amendment to the Company Charter to permit holders of 25% of our outstanding common stock to call special meetings. Because of this conflict between the proposals, the inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and create the potential for inconsistent and ambiguous results if both proposals were approved.

* * * * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2015 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action if the Company so omits the proposal. Please call the undersigned at (847) 657-4076 (after January 2, 2015 please call (847) 323-7133) or Kimberly K. Rubel, the Company's outside counsel at (312) 569-1133 if you should have any questions or need additional information. I would appreciate receiving the Staff's written response when it is available by e-mail at jlove@itw.com.

Very truly yours,

Janet O. Love

Janet O. Love
Deputy General Counsel

Enclosures

cc: Maria C. Green (Illinois Tool Works Inc.)
Kimberly K. Rubel (Drinker Biddle & Reath LLP)
William Steiner, c/o John Chevedden

## Exhibit A

## The Proposal, Supporting Statement and Related Correspondence

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Monday, October 20, 2014 9:23 PM
**To:** Green, Maria
**Cc:** Love, Janet
**Subject:** Rule 14a-8 Proposal (ITW)``

Dear Ms. Green,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more then $1 million in shareholder value.
Sincerely,
John Chevedden

William Steiner

***FISMA & OMB Memorandum M-07-16***

Ms. Maria C. Green
Corporate Secretary
Illinois Tool Works, Inc. (ITW)
3600 W Lake Ave
Glenview, IL 60026
mgreen@itw.com
Phone: 847 724-7500
Fax: 847 657-4261

Dear Ms. Green,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner

7-28-14
Date

cc: Janet Otsuka Love <jlove@itw.com>
Assistant Secretary
PH: 847-657-4076
FX: 847-657-4600

[ITW: Rule 14a-8 Proposal, October 20, 2014]

**Proposal 4 – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings.

This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right shareholder right to call a special meeting and to act by written consent are 2 complimentary ways to bring an important matter to the attention of management and shareholders outside the annual meeting cycle. This is important because there could be 15-months between annual meetings and our company does not allow us to act by written consent.

Please vote to enhance shareholder value:

**Special Shareowner Meetings – Proposal 4**

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Wednesday, October 22, 2014 3:20 PM
**To:** Green, Maria
**Cc:** Love, Janet
**Subject:** Rule 14a-8 Proposal (ITW) blb

Dear Ms. Green,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

**TD Ameritrade**

ITW

| Post-it® Fax Note 7671 | Date 10-22-14 # of pages ▶ |
|---|---|
| To Marla Green | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone ***FISMA & OMB Memorandum M-07-16*** |
| Fax # 847-657-4600 | Fax # |

October 21, 2014

William Steiner
***FISMA & OMB Memorandum M-07-16***

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

**Exhibit B**

**Correspondence from ITW to the Proponent**

**From:** Love, Janet [mailto:jlove@ITW.com]
**Sent:** Tuesday, October 21, 2014 5:08 PM
**To:** ***FISMA & OMB Memorandum M-07-16***
**Cc:** Green, Maria
**Subject:** William Steiner Shareholder Proposal Regarding Right to Call Special Meetings

To: Mr. John Chevedden

Dear Mr. Chevedden,

We are in receipt of a shareholder proposal from William Steiner requesting that the ITW board of directors take the steps necessary to amend our bylaws and each appropriate governing document to give shareholders the power to call a special shareowner meeting. This proposal, dated July 28, 2014, was received by ITW email on October 20, 2014. Mr. Steiner's proposal asks that all communications regarding his proposal be directed to you at this email address.

Please be advised that our transfer agent informs us that there is no holder of record in the name of William Steiner, and we have not received any verification that Mr. Steiner otherwise meets the share ownership requirements of Rule 14a-8(b)(1).

If Mr. Steiner or an entity owned by him is the record owner of the shares, please submit the name in which he holds the shares and/or the tax ID number under which the shares are held. If he holds the shares beneficially through a broker or bank, please provide a statement that he beneficially owns the shares, together with either:

- a written statement from the record holder of the shares verifying the number of shares and that, at the time Mr. Steiner submitted his proposal, he had continuously held the shares for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of shares as of or before the date on which the one-year eligibility period begins and his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

In any event, please provide proof of share ownership that satisfies the requirements of Rule 14a-8(b). A copy of Rule 14a-8(b) is attached to this email for your reference. Mr. Steiner is required to transmit his response to this notice within 14 calendar days of your receipt of this notice. If he is unable to provide proof of his share ownership as described above within this time period, we will seek to exclude his proposal based upon his failure to satisfy the requirements of Rule 14a-8(b)(1).

Very truly yours,
Janet Love

•••••• ••••••
•••••••••••••••••••••••

Illinois Tool Works Inc.
3600 West Lake Ave.
Glenview, IL 60025
Direct: 847-657-4076
Mobile: 847-323-7133
Fax: 847-657-4600

Pages 14 through 15 redacted for the following reasons:

- - - - - - - - - - - - - - - - - - - - - - - - - - - -

***COPYRIGHTED MATERIAL***

**From:** Love, Janet [mailto:jlove@ITW.com]
**Sent:** Wednesday, October 22, 2014 3:23 PM
**To:** ***FISMA & OMB Memorandum M-07-16***
**Cc:** Green, Maria; Callero, Meghan
**Subject:** RE: Rule 14a-8 Proposal (ITW) blb

We are in receipt of stock ownership letter referred to in your email below.

Janet Love

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Wednesday, October 22, 2014 3:20 PM
**To:** Green, Maria
**Cc:** Love, Janet
**Subject:** Rule 14a-8 Proposal (ITW) blb

Dear Ms. Green,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden